CHINA GREEN AGRICULTURE, INC.

300 Walnut Street, Suite 245, Des Moines, Iowa 50309

February 13, 2015

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed September 15, 2014 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 12, 2015 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2014 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Year Ended June 30, 2014

Risk Factors, page 25

Risks Related to Our Business, page 25

We have not obtained the land use right page 31

1.

Please refer to your response to comment two in your response letter to the SEC Staff dated July 19, 2012. In this regard, you agreed to revise your disclosure concerning the disputed land use right to discuss the progress of receiving the land use right, the probability you might not receive it, the reasons why it may not be granted, and the financial exposure in RMB and USD. Please revise your disclosure accordingly and include disclosure of any current developments in this land use right.

Response:

In our response letter dated July 11, 2012, we mentioned that “the Company received a confirmation from the local government governing the area where the land is located, confirming the use of the land in issue has been adjusted to be industrial use and the approval for granting the land use right is being proceeded in due course.” As of February 12, 2015, we were informed by the local government that our application materials for the land use right in issue has been moved up from the department in charge of general matters to the land administrative department of the local government and is under their review. Although the final decision from the government is subject to the macro-economic factors and the government policy, and there can be no assurance that such land use right certificate will be granted to us, we believe the chance of the Chinese government not approving the land use rights is extremely remote. Even if the government denies granting us the land use right and declares our current lease invalid, the only property that will be impacted is a land of 47,333 square meters, as mentioned in our response letter dated July 11, 2012. While the buildings and improvements might be torn down and our personnel might be evicted from the premises, and the historical cost of the above accounts for 47.8% of the total cost for all buildings and improvements at Gufeng, the relocation will not cause any decrease in our operation because the facilities on the premise can be easily removed, and management believes our distributors and customers will keep supporting our business.

The Company will keep following up with the government and take any and all measures to legally obtain the land use right over the 47,333 square meters (509,488 square feet) of land in the Ping Gu District of Beijing.

We will revise our disclosure accordingly and to include disclosure of any current developments in this land use right in the amended Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 59

2.

We note from your disclosure on page 61 that the significant increase in unearned revenue, or customer deposits between June 30, 2013 and June 30, 2014 is largely attributable to the advancement deposits made by clients for the following purposes: 1) reservation and storage for the coming plant season; and 2) locking up lower priced raw material in anticipation of price rise from this February. In light of the fact that it appears that these customer deposits also increased significantly in the quarter ended September 30, 2014, please explain to us, and revise your MD&A section to disclose when you expect to recognize the revenue related to these deposits.

Response:

The Company expected to recognize the unearned revenue or customer deposits as revenue during the next six months. The Company’s MD&A will be expanded to state such in the amended Form 10-K.

Item 9A. Controls and Procedures, page 65

Management Report on Internal Control over Financial Reporting, page 65

3.

We note from Management's Report on Internal Control over Financial Reporting, that management assessed your internal control over financial reporting as of the year ended June 30, 2014 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Please tell us, and revise to disclose whether you used the 1992 or 2013 COSO framework in your assessment.

Response:

Management used the 1992 COSO framework in its assessment. We will specify this in the amended Form 10-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

4.

We note that the first paragraph of your independent auditors report indicates that the audits also included the financial statement schedule listed in the Index at Item 15(a) 2. However, it does not appear that this financial statement schedule has been included in your Form 10- K filing. Please provide for us, and revise to disclose, the information included in this financial statement schedule.

Response:

The information required to be presented in the financial statement schedules was included as part of the footnotes and not presented as separate schedules in the Form 10-K. The Report of Independent Registered Public Accounting Firm incorrectly referred to these schedules when the information was presented as part of the footnotes to the financial statements. The Company will ask the auditor to remove the reference to the financial statement schedules in the Report of Independent Registered Public Accounting Firm in the amended Form 10-K.

Notes to Consolidated Financial Statements, page F-6

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Accounts receivable, page F-7

5.

It appears that your accounts receivable balance has significantly increased between June 30, 2012 and June 30, 2014, however your allowance for doubtful accounts has not increased in similar proportion. In this regard, the allowance for doubtful accounts has decreased from 1% of accounts receivable at June 30, 2012, to .2% of total accounts receivable at June 30, 2014. Please explain to us why you believe your allowance for doubtful accounts is adequate as of June 30, 2014. As part of your response, please provide us an accounts receivable aging analysis as of June 30, 2013 and 2014.

Response:

The Company regularly evaluates its allowance for doubtful accounts and makes adjustments based on current information about its customers’ ability to pay their outstanding balances.  The Company’s historical bad debts have been insignificant.  At June 30, 2014 and 2013, the outstanding balances greater than 180 days were only 0.27% and 0.14% respectively.  The Company believes that the allowance for doubtful accounts of $237,594 and $122,275 at June 30, 2014 and 2013 is adequate based on its historical experience and the aging of current receivables.

The table below presents a summary of the accounts receivable aging:

	June 30, 2014
	<90	90 to 180	>180	Total
Jinong	$32,686,572	$37,377,007	$237,217	$70,300,796
Yuxing	61,248	0	0	61,248
Gufeng	11,540,756	7,116,025	377	18,657,158
	$61,248	$88,720,360	$237,594	$89,019,202
Percentage	49.75%	49.98%	0.27%	100.00%

Allowance for doubtful accounts		$237,594
Percentage				0.27%

	June 30, 2013
	<90	90 to 180	>180	Total
Jinong	$32,934,752	$26,784,041	$121,908	$59,840,701
Yuxing	209,194	0	0	209,194
Gufeng	16,046,256	9,349,199	367	25,395,823
	$49,190,202	$36,133,240	$122,275	$85,445,717
Percentage	55.57%	42.29%	0.14%	100.00%

Allowance for doubtful accounts		$122,275
Percentage				0.14%

Our policy is to maintain reserves for potential credit losses on accounts receivable. Management constantly reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Any accounts receivable of Jinong and Gufeng that is outstanding for more than 180 days will be accounted as allowance for bad debts, and any accounts receivable of Yuxing that is outstanding for more than 90 days will be accounted as allowance for bad debts.

The Company made the afore-mentioned adjustment in the credit policy to ease the payback term for all Jinong and Gufeng’s clients in 2012. The current credit policy offers extra 90 days for Jinong and Gufeng’s clients to pay back the sales amount in addition to the initial 90-day period in the predecessor policy. Therefore, for Jinong and Gufeng, any accounts receivable aging between 90 days to 180 days, are considered as current, instead of delinquent.

Deferred assets, page F-8

6.

We note that your balance of deferred assets has increased significantly in each of the last two fiscal years. We also note your disclosure that deferred assets represent amounts that distributors owed to the company in their marketing efforts and developing standards stores to expand the company's product competitiveness and market shares, and such amount will be expensed over three years, the term stated in the cooperation agreement. We further note from page F-11 that these marketing related assets were previously included in PP&E as of June 30, 2013 but were reclassified from property, plant and equipment to deferred assets during 2014. Given that you disclose that the amounts are owed to you from distributors, but are a cash outflow in the statement of cash flows, the nature of this asset is unclear. Please clearly explain to us the nature of the amounts paid to the distributors and tell us why you believe the amounts are appropriately capitalized under ASC 340-20. Your response should clearly explain your accounting, including why the deferred amounts represent an asset and explain the reasons for the significant increase in recent years. Also, please tell us why you believe they are appropriately presented as an investing cash flow on the statement of cash flows. We may have further comment upon receipt of your response.

Response:

The deferred asset represents money expended by the Company to help its distributors present a more common storefront for their customers by developing standard stores to expand the Company’s products’ competitiveness and market share. The money was used to help the distributors expand their place of business, improve signage and appearance in an effort to better present the Company’s brand name and image and to make its products more accessible to the end customers. The money was spent on item that would ordinarily be capitalized as fixed assets. The Company started this practice in fiscal year 2012 and had capitalized these costs as part of its property, plant and equipment. During the beginning of fiscal 2014, the Company significantly expanded the practice of assisting its distributors in an effort to increase its revenue. For the September 30, 2013 Form 10Q, this asset had become a large portion of property, plant and equipment so the Company made the decision to show this assets as a separate line item on its balance sheet. The cooperation agreement the Company has with its distributors provides for the Company pays for the physical improvements to the distributors stores in return for the distributors actively selling the Company’s products. If a distributor breaches, defaults, or terminates the agreement with the Company within a three-year period, a proportionate of the amount expended by the Company is to be repaid by the distributor. The Company is amortizing this assets over the three-year period of the cooperation agreement which is the period the Company expects to receive the benefit of increased revenue from investing in its distributors’ stores.

The Company has accounted for these deferred assets similar to how they would account for leasehold improvements with a three-year term. The Company spent money improving the distributors’ stores that had a benefit to the Company. The Company has shown the amounts paid for these assets in the investing section of the cash flow statement since the assets is similar to a leasehold improvement which would be classified in the investing section of the cash flow statement. The Company does not believe that ASC 340-20 applies in this situation since this guidance is for direct-response advertising activities and for tangible asset used for several advertising campaigns. The Company is not involved in direct-response advertising and did not purchase tangible assets to be used in advertising campaigns. Also, these amounts are to be returned to the company by the distributors if a distributor breaches, defaults, or terminates the agreement with the Company within a three-year period.

Rather, the Company sources, procures, performs, and assists to perform certain improvements to its distributors’ stores. These deferred assets are comparable to the capital leasehold improvements, which get amortized over the useful life time of these improvements such as fixtures and paints, etc. When the improvements get capitalized, the Company records it as an asset on the balance sheet and starts to amortize the cost of the improvements. The benefits from these improvements to the Company are intangible, as the improvement contributes to the sales indirectly because the distributors have to make certain marketing efforts and reach specific sales goals so as to offset the investments provided by the Company. The Company expects the improvement provides most meaningful effects of assisting the sales during the first 36 months after the improvement is installed. The distributors do not own the improvements during the period of first 36 months. Instead, the Company owns and expenses these deferred assets during the period, whereas amortization applies to the deferred assets the Company owns.

The term of the amortization centers at the circumstance surrounding the useful life of the improvements. At the end of the 36-month period, the distributors will be entitled to “purchase” the residual of the improvement at no cost. The Company provides no bargain, transfer-priced option or demands any penalty at the end of the 36-month period. Thus the 36-month period is an appropriate period of amortization that best reflects the improvement’s loss of value over time for the Company.

Note 3 - Inventories, page F-12

7.

We note your statement on page 13 that efficient production methods allow you to maintain low inventory levels. We further note from page 7 that large fertilizer inventory levels do not guarantee profits. In this regard, please tell us why your inventory levels have increased significantly from fiscal 2013 to fiscal 2014 and have continued to increase as of your September 30, 2014 10-Q.

Response:

Most of the increase in inventory took place in the Company’s Gufeng subsidiary. The majority of Gufeng’s inventory is raw material. Such increase is a joint reflection of the business growth of Gufeng, the business seasonality in the compound fertilizer industry that Gufeng is engaged in, as well as the timing when the management decides to replenish inventory at favorable price. Year-over-year business growth, and anticipation of business growth, requires additional working capital to support the incremental business activity. Therefore it can cause the balance of certain working capital accounts to increase. From fiscal 2013 to fiscal 2014, Gufeng’s sales grew by 10%. Consequently, the increase in inventory is partially attributable to such yearly growth.

Further, Gufeng significantly increased its inventory balance in anticipation of higher sales. In October 2014, the Company entered into a Cooperation Agreement with China National Agricultural Means of Production Group Corporation whereby Gufeng anticipates its sales of compound fertilizer over the next three years will increase significantly. While the agreement got executed in October, the parties in the agreement started to prepare for the concerned sales much earlier. The preparation work includes sourcing adequate capacities, acquiring required resources and negotiating favorable price to stock sufficient inventory of raw materials. The parties in the agreement started the preparation from early 2014. The impact of the agreement is evidenced by a 62% growth in Gufeng’s revenue for the three months ended December 31, 2014 compared to the three months ended December 31, 2013.

Seasonality wise, compound fertilizer manufacturers normally procure large volume of raw material to replenish their inventory in autumn and winter after the peak sales occur in spring and summer. So does Gufeng. The inventory level at December is typically much higher than that in the middle of a year. The seasonality change of inventory is evidenced by a 122% increase in Gufeng’s inventory from June 30, 2014 to December 31, 2014 compared to a 205% increase from June 30, 2013 to December 31, 2013.

Timing wise, Gufeng procures the raw material when the price is considered favorable in the market. Gufeng follows the market trend of raw material closely. Gufeng can procure raw material at the open market or negotiate long-term contracts with suppliers. When the price in raw material market is volatile, the timing and volume of purchase may vary largely, which affects the monthly inventory level too.

Note 10 - Stockholders' Equity, page F-19

8.	We note from your disclosure in Note 10 that over the last few years you have granted shares of restricted stock to certain officers, directors and employees, which vest in various installments. Please revise your disclosure in Note 10 to include all disclosures required by ASC 718-10-50-2.

Response:

The Company will revise Note 10 to include all disclosures required by ASC 718-10-50-2, which will be placed above the subsection “Preferred Stock”, as follows:

The table below summarize the restricted shares of common stock issued under the 2009 Plan:

			Grant Date
	Number of	Fair Value of	Fair Value
	Shares	Shares	Per share
Outstanding (unvested) at June 30, 2011	281,302	$1,491,969
Granted	1,000,000	3,370,000	$3.37
Forfeited	-	-
Vested	(560,151)	(3,224,836)
Outstanding (unvested) at June 30, 2012	721,151	1,637,133
Granted	1,750,000	5,132,500	$2.93
Forfeited	-	-
Vested	(818,651)	(3,100,685)
Outstanding (unvested) at June 30, 2013	1,652,500	3,668,948
Granted	1,750,000	7,490,000	$4.28
Forfeited	-	-
Vested	(1,688,500)	(8,054,189)
Outstanding (unvested) at June 30, 2014	1,714,000	$3,104,759

As of June 30, 2014, the unamortized expense related to the grant of restricted shares of common stock of $3,104,759 will be amortized into expense through December 31, 2015. The fair value of the restricted common stock awards was based on the closing price of the Company’s common stock on the grant date. The fair value of the common stock awarded is amortized over the various vesting terms of each grant.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer